Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 11-25-2019 (date) by the board of directors of

LORNA DIANE FISHER (official name of banking institution) ("Institution"), a banking corporation

duly established and operating under the laws of State of California, United States of America, with its head office located at 1908 Rosie Lane, Brentwood California 94513, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and

   MASTER ACCOUNT HOLDER / AUTHORIZED SIGNATORY
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.

(Signature of certifying official)*

By: Fisher, Lorna Diane, Authorized Signatory
(Name and Title)

11-25-2019
(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.

Federal Reserve Bank
Official Authorization List

FEDERAL RESERVE FINANCIAL SERVICES

FRBservices.org

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	☑ Yes	☐ No
Financial Institution Name* LORNA DIANE FISHER	Routing (ABA) Number* F80197364/0080197364 / 0610-0014-6	
Effective Date* 11-25-2019	Street Address* 1908 ROSIE LANE	
Telephone* (925)642-6943	Street Address	
City* BRENTWOOD	State* California	Zip Code* 94513

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature* [signature]			Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name*	First* LORNA	Middle Initial D	Last* FISHER	Suffix
Phone* (925)642-6943	Extension		Email Address* LORNAFISHER048@GMAIL.COM	

Notary Public Authentication of Authorizing Officer*

State of ________________)
County of ________________)
Subscribed and sworn to before me on ________, 20____

By ______________________________
(Authorizing Officer's Printed Name)

SEE Attached

Notary Public Signature

(Notary Seal w/expiration date)

Certifying Official – See notary attached (This section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, Lorna Diane Fisher/Master Account Holder/Auth Signatory
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that
Lorna Diane Fisher is a
(Authorizing Officer's Printed Name)
Master Account Holder/Authorized Signatory of such Institution.
(Title of Authorizing Officer)

[signature]
Certifying Official Signature

Notary Public Authentication of Certifying Official

State of ________________)
County of ________________)
Subscribed and sworn to before me on ________, 20____

By ______________________________
(Certifying Official's Printed Name)

Notary Public Signature

(Notary Seal w/expiration date)

Last Updated: 08/12 – See notary attached

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First LORNA	Middle Initial D	Last FISHER	Suffix
Phone: (925)642-6943			Extension:	
Title: MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY			Email: LORNAFISHER048@GMAIL.COM	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*			Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name*	First* LORNA	Middle Initial D	Last* FISHER	Suffix

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF Contra Costa)

Subscribed and sworn to (or affirmed) before me on this 26th day of November, 2019
Date Month Year

by Lorna Fisher

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

PATRISIA REPP
Notary Public - California
Contra Costa County
Comm. #2306254
My Comm. Exp. Oct 18, 2023

Seal
Place Notary Seal Above

--- **OPTIONAL** ---

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Federal Reserve Bank Offical Authorization List

Document Date: 11/26/19

Number of Pages: 1 of 2

Signer(s) Other Than Named Above: N/A

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF Contra Costa)

Subscribed and sworn to (or affirmed) before me on this 26th day of November, 2019
Date *Month* *Year*

by Lorna Fisher

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

PATRISIA REPP
Comm. #2306254-Mfr. #NNA1
Notary Public
CALIFORNIA
Contra Costa County
My Comm. Exp. Oct 18, 2023

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Federal Reserve Bank Offical Authorization List

Document Date: 11/26/19

Number of Pages: 1 OF 2

Signer(s) Other Than Named Above: N/A

CERTIFICATION OF VITAL RECORD

OFFICE OF CLERK-RECORDER

COUNTY OF ALAMEDA

OAKLAND, CALIFORNIA

58-265841 **CERTIFICATE OF LIVE BIRTH** 6015 14185

STATE OF CALIFORNIA—DEPARTMENT OF PUBLIC HEALTH

THIS CHILD	LORNA	DIANE	MONTGOMERY	
	Female	Single	—	November 1 1958 · 12:49 A. M.
PLACE OF BIRTH	Kaiser Foundation Hospital 4528		280 West MacArthur Blvd.	
	Oakland		Alameda	
MOTHER OF CHILD	Vertie	Lee	Hall	Negro
	27 YEARS	Louisiana	As given below	
USUAL RESIDENCE OF MOTHER	10500 Pippin		X	
	Oakland 15-68		Alameda	California
FATHER OF CHILD	Oscar	—	Montgomery	Negro
	37 YEARS	Louisiana	Laborer	Southern Pacific
INFORMANT'S CERTIFICATION		Vertie L Montgomery	November 3 1958	
ATTENDANT'S CERTIFICATION		[signature] MD	Oakland, California	
REGISTRAR'S CERTIFICATION		[signature] MD	NOV 5 1958	

CERTIFIED COPY OF VITAL RECORD
STATE OF CALIFORNIA, COUNTY OF ALAMEDA

This is a true and exact reproduction of the document officially registered and placed on file in the office of the Alameda County Clerk-Recorder.

DATE ISSUED AUG 21 2019

000071200

Melissa Wilk
COUNTY CLERK-RECORDER

OFFICE OF RECORDER

COUNTY OF ALAMEDA

OAKLAND, CALIFORNIA

LICENSE AND CERTIFICATE OF MARRIAGE

MUST BE LEGIBLE—MAKE NO ERASURES, WHITEOUTS, OR OTHER ALTERATIONS

STATE FILE NUMBER

LOCAL REGISTRATION NUMBER: 3615

GROOM PERSONAL DATA

1A. Name of Groom—First (Given)	GREGORY
1B. Middle	LEE
1C. Last (Family)	FISHER
2. Date of Birth—Month, Day, Year	07/12/1951
3A. Residence—Street and Number	1014 21ST ST
3B. City	OAKLAND
3C. Zip Code	94607
3D. County	ALAMEDA
4. State of Birth	CALIFORNIA
5. Mailing Address—If Different	N/A
6. Number of Previous Marriages	0
7A. Last Marriage Ended By	☐ Death ☐ Dissolution ☐ Annulment
7B. Date—Month, Day, Year	
8A. Usual Occupation	BUSSINESS MAN
8B. Usual Kind of Business or Industry	CLOTHING
9. Education—Years Completed	13
10A. Full Name of Father	CHARLES FISHER
10B. State of Birth	LOUISIANA
11A. Full Maiden Name of Mother	EULA MAE JAMES
11B. State of Birth	LOUISIANA

BRIDE PERSONAL DATA

12A. Name of Bride—First (Given)	LORNA
12B. Middle	DIANE
12C. Current Last (Family)	SAWYERS
12D. Maiden Last (Family) if different than 12C	MONTGOMERY
13. Date of Birth—Month, Day, Year	11/01/1958
14A. Residence—Street and Number	1770 BROADWAY #301
14B. City	OAKLAND
14C. Zip Code	94612
14D. County	ALAMEDA
15. State of Birth	CALIFORNIA
16. Mailing Address—If Different	N/A
17. Number of Previous Marriages	1
18A. Last Marriage Ended By	☐ Death ☒ Dissolution ☐ Annulment
18B. Date—Month, Day, Year	11/05/1992
19A. Usual Occupation	MGR.
19B. Usual Kind of Business or Industry	COMPUTERS
20. Education—Years Completed	16
21A. Full Name of Father	OSCAR MONTGOMERY
21B. State of Birth	LOUISIANA
22A. Full Maiden Name of Mother	VERTIE LEE HALL
22B. State of Birth	LOUISIANA

AFFIDAVIT

We, the undersigned, an unmarried man and unmarried woman, state that the foregoing information is correct and true to the best of our knowledge and belief, that no legal objection to the marriage nor to the issuance of a license is known to us, and hereby apply for a license and a certificate of marriage.

23. Signature of Groom: ▶ Gregory Lee Fisher [signature]

24. Signature of Bride: ▶ [signature]

LICENSE TO MARRY

Authorization and license is hereby given to any person duly authorized by the laws of the State of California to perform a marriage ceremony within the State of California to solemnize the marriage of the above named persons. Required consents for the issuance of this license are on file.

25A. Issue Date	25B. License Expires After	25C. License Number	25D. County of Issue
09/13/1994	12/12/1994	856663	ALAMEDA

25E. Name of County Clerk: PATRICK O CONNELL

25F. Signature of Deputy Clerk (if applicable): By [signature] Deputy

WITNESSES (NONE REQUIRED)

Signature of Witness	Address—Street and Number	City, State and Zip Code
26A. [signature]	26B. [illegible]	26C. Oakland CA 94603
27A. [signature]	27B. [illegible] #4	27C. Oakland, Ca 94610

CERTIFICATION OF PERSON SOLEMNIZING MARRIAGE

28. I hereby certify that the above-named bride and groom were joined by me in marriage in accordance with the laws of the State of California on 9 - 17 - 94 (Month, Day, Year) at BERKELEY, ALAMEDA (City or Town, County), California.

29A. Signature of Person Solemnizing Marriage: ▶ [signature]

29B. Religious Denomination (if clergy): Non-Denom. Prot.

29C. Name of Person Solemnizing Marriage: REV. DAVID A. SUGARBAKER

29D. Official Title: Minister

29E. Mailing Address: 941 THE ALAMEDA, [illegible], CALIF. 94707

LOCAL REGISTRAR OF MARRIAGES (COUNTY RECORDER)

30A. Signature of Local Registrar: ▶ Patrick O Connell [signature]

30B. Signature of Deputy (if applicable): By ▶ [signature] Deputy

31. Date Accepted for Registration: SEP 27 1994

STATE OF CALIFORNIA, DEPARTMENT OF HEALTH SERVICES, OFFICE OF STATE REGISTRAR

788819

CERTIFIED COPY OF VITAL RECORDS

STATE OF CALIFORNIA, COUNTY OF ALAMEDA

This is a true and exact reproduction of the document officially registered and placed on file in the office of the Alameda County Recorder.

DATE ISSUED: AUG 1 1996

Patrick O'Connell [signature]

PATRICK O'CONNELL, ALAMEDA COUNTY RECORDER

OFFICE OF RECORDER · ALAMEDA COUNTY, CA.

11/05/2019

LORNA DIANE FISHER



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